My Local Token



A complete currency for Main Street

What if your community could implement a Main Street payment platform that would replace plastic gift cards, introduce a flexible loyalty program for local businesses, reduce merchant transaction fees, promote "shop local" and improve customer engagement, all at once?

Community currency reminds tourists and locals of their affinity for small business, driving consumer spending to local establishments and serving as a vehicle for economic development.

How does it work?

My Local Token (MLT) is a plug-and-play solution for local, independent businesses to accept payment at the point-of-sale, pay suppliers to restock their shelves, and ultimately redeem leftover funds for U.S. dollars. The MLT platform includes powerful tools to offer incentives and rewards to existing customers and to reach new customers visiting town.

What can consumers do with MLT?

Users of MLT discover that routine activities conducted within a local economy are rewarded with funds to conveniently use at the local businesses they already patronize, or newfound establishments they now have reason to try. MLT may be spent at participating merchants in any locality within the MLT ecosystem.

➔ Shop, dine or enjoy community events
➔ Support local causes and the arts
➔ Commute via public transit or ridesharing
➔ Pay an allowance to kids
➔ Give a gift or reimburse a friend
➔ Distribute support to those in need
➔ Visit other participating communities

Where do consumers get MLT?

Individuals earn, buy, gift or transfer units of MLT. Earning occurs in limitless ways, such as hotel stays, prizes for participating in community events, interaction with civic organizations, rewards for contributing tourism content, or any other method that communities or merchants design.

How do businesses redeem MLT?

Merchants who receive MLT as payment may choose to recirculate it by making their own purchases at participating local businesses or distributing it to their customers, vendors or employees in the form of incentives. Ultimately, MLT may be redeemed for U.S. dollars at a fixed exchange rate, for fees competitive with processing a credit card transaction.